SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                     First Cash Financial Services, Inc.
          --------------------------------------------------------
                              (Name of issuer)

                   Common Stock, par value $0.01 per share
           --------------------------------------------------------
                        (Title of class of securities)

                                 319 42D 107
           --------------------------------------------------------
                               (CUSIP number)

                               Rick L. Wessel
                     First Cash Financial Services, Inc.
                      690 E. Lamar Boulevard, Suite 400
                           Arlington, Texas 76011
                               (817) 460-3947
          --------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                               January 31, 1999
            --------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.
                ---

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).





                           CUSIP No. 319 42D 107


(1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Phillip E. Powell
------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group*
        (a)
            ---
        (b)
            ---
------------------------------------------------------------------------

(3) SEC Use Only

------------------------------------------------------------------------

(4) Source of Funds*
     PF and OO and SC
------------------------------------------------------------------------

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                        ---
------------------------------------------------------------------------

(6) Citizenship or Place of Organization
     United States
------------------------------------------------------------------------

                                    (7)  Sole Voting Power
                                   	       1,024,318
    NUMBER OF                -------------------------------------------
     SHARES                         (8)  Shared Voting Power
  BENEFICIALLY                                    -
    OWNED BY                 -------------------------------------------
      EACH                          (9)  Sole Dispositive Power
   REPORTING
  PERSON WITH                              1,024,318
                             	-------------------------------------------
                                   (10) Shared Dispositive Power
                                                  -
------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,024,318
------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*
                      ---
------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
      11.0%
------------------------------------------------------------------------

(14) Type of Reporting Person*
     Phillip E. Powell           IN
------------------------------------------------------------------------



ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock, par value $0.01 per share (the "Common Stock") of First Cash Financial Services, Inc. (the "Issuer"), a Delaware corporation, 690 E. Lamar Boulevard, Suite 400; Arlington, Texas 76011.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Phillip E. Powell

         (b)  690 East Lamar Blvd., Suite 400, Arlington, Texas  76011

         (c)  Chief Executive Officer and Director

         (d)  no

         (e)  no

         (f)  United States


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     Stock positions were acquired through use of personal funds, stock margin loans from investment brokerage firms, loans from the Company and grants of warrants and options to purchase common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)    1,024,318   11.0%

         (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

         (c)     N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Powell has been issued a warrant to purchase 200,000 shares of Common Stock at a price of $15.00 per share to expire in July 2000, a warrant to purchase 100,000 shares at a price of $12.00 per share to expire in September 2003, a warrant to purchase 60,000 shares at a price of $8.00 per share to expire in February 2003, a warrant to purchase 225,000 shares at a price of $4.625 per share to expire in January 2001, a stock option to purchase 35,000 shares at a price of $4.625 per share to expire in November 1999, and a stock option to purchase 100,000 shares at a price of $4.625 per share to expire in January 2001. All of these stock warrants and options are included in
Item 5(a) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          None


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 1999        /s/ PHILLIP E. POWELL
                                 -------------------------------
                                 By:  Phillip E. Powell